UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bilheimer, Stephen J.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Development Company, L.P.
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy   |$8.50(1)|12/30|M(2)| |.031445(3) |D  |____(|11/12|Warrants to |.031445|       |            |   |            |
                      |        |/96  |    | |           |   |4)   |/97  |purchase "Un|(3)    |       |            |   |            |
                      |        |     |    | |           |   |     |     |its" (5)    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |12/30|M(2)| |.031445(3) |A  |____(|____(|Units       |.031445|$8.50(1|            |   |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |)      |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |12/30|S(2)| |.031445(3) |D  |____(|____(|Units       |.031445|$37.25(|            |   |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |1)     |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option Right to Buy   |$8.50(1)|12/30|M(2)| |.059745(3) |D  |____(|11/12|Warrants to |.059745|       |            |   |            |
                      |        |/96  |    | |           |   |4)   |/97  |purchase Uni|(3)    |       |            |   |            |
                      |        |     |    | |           |   |     |     |ts          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |12/30|M(2)| |.059745(3) |A  |____(|____(|Units       |.059745|$8.50(1|            |   |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |)      |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |12/30|S(2)| |.059745(3) |D  |____(|____(|Units       |.059745|$37.375|.094334(3)  |D  |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |(1)    |            |   |            |
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Option Right to Buy   |$8.50(1)|12/31|M(2)| |.157223(3) |D  |____(|11/11|Warrants to |.157223|       |            |   |            |
                      |        |/96  |    | |           |   |6)   |/97  |purchase Uni|(3)    |       |            |   |            |
                      |        |     |    | |           |   |     |     |ts          |       |       |            |   |            |
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Warrants              |____(3) |12/31|M(2)| |.157223(3) |A  |____(|____(|Units       |.157223|$8.50(1|            |   |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |)      |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |12/31|S(2)| |.157223(3) |D  |____(|____(|Units       |.157223|$37.50(|.314447(3)  |D  |            |
                      |        |/96  |    | |           |   |3)   |3)   |            |(3)    |1)     |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Per share of Common Stock of Centex
Corporation.
(2) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(3) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in 900 warrants
(the "Warrants") to purchase Class B units of limited partnership interest in Centex Development Company, L.P.
("CDC") at an exercise price of $500 per Class B unit, which Warrants are held of record by Chemical Bank, as successor nominee. Each beneficial owner's proportionate interest in the Warrants is equal to the number of shares of Centex Common Stock he owns divided by the total number of shares of Centex Common Stock oustanding from time to time. The exercise price for the Warrants will be determined at the time they become exercisable based on the number of Warrants that are then exercisable, the manner in which the Warrants are subdivided is at the discretion of the general partner of CDC and the number of shares of Centex Common Stock oustanding at that time. The
Warrants will be exercisable for a 90-day period commencing on a date to be specified after their detachment. Unless sooner detached, the Warrants will be detached on November 30, 2007, unless such date is extended by a vote of the Centex stockholders. Until the Nominee Agreement is terminated with respect to the Warrants and certificates evidencing the Warrants are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obain a certificate evidencing his beneficial interest in the Warrants or to dispose of the Warrants separate from Centex Common Stock. Computations set forth in this Form have been made using 28,621,684 shares of Centex
Common Stock outstanding as reported in Centex Corporation's Form 10-Q for fiscal quarter ending 9/30/96.
(4) Centex Corporation Employee Stock Option granted 11/12/87, exercisable:
9,600 shares of Centex Common Stock
on 3/31/90; 2,914 shares of Centex Common Stock on each of 11/11/91, 11/11/92, 11/11/93, 11/11/94, 11/11/95 and
11/11/96; 2,916 shares of Centex Common Stock on
7/12/97.
(5) "Units" is defined as Class B Limited Partnership
Units.
(6) Centex Corporation Employee Stock Option granted 11/11/87. Options vest over the ten year life of the option at the rate of 3,000 shares of Centex Common Stock a year, beginning on the first anniversary of the grant with full vesting nine years and eight months after the date of the grant.
SIGNATURE OF REPORTING PERSON
\s\ J. Stephen Bilheimer
DATE
January 3, 1997